May 18, 2006

BY EDGAR

Celeste M. Murphy, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Dear Ms. Murphy:

CBS Corporation: Schedule TO-I filed May 3, 2006, File No. 005-38637

On behalf of our client, CBS Corporation ("CBS" or the ‘‘Company’’), we hereby acknowledge receipt of the comment letter dated May 16, 2006 (the ‘‘Comment Letter’’) from the staff (the ‘‘Staff’’) of the Securities and Exchange Commission (the ‘‘Commission’’) concerning the above captioned Schedule TO-I and Amendment No. 1 to Schedule TO-I filed May 5, 2006, Amendment No. 2 to Schedule TO-I filed May 9, 2006, Amendment No. 3 to Schedule TO-I filed May 11, 2006 and Amendment No. 4 to Schedule TO-I filed May 16, 2006 (together, the ‘‘Schedule TO-I’’).

We submit this letter on behalf of the Company in response to the Comment Letter. For ease of reference, we have reproduced the text of each of the Staff’s comments in bold-face type below, followed by the Company’s responses. Unless otherwise noted, page number references herein refer to Exhibit (a)(1), the Offer to Exchange, contained in the Schedule TO-I.

The Company has today filed, by way of EDGAR, an amendment to the Schedule TO-I ("Amendment No. 5") together with this response letter. Under separate cover, we will send three copies of Amendment No. 5 by courier to you.

Responses To Staff Comments

Offer to Exchange Outstanding Options
Summary Term Sheet, page 1

1.	Please revise your characterization of the information in the summary as ‘‘not complete.’’ The summary term sheet must describe the most material terms of the proposed transaction. The summary term sheet must provide security holders with sufficient information to understand the essential features and significance of the proposed transaction. Please see Item 1 of Schedule TO and Item 1000 of Regulation M-A. Such summary may not be characterized as incomplete.

Response: The Company has revised the characterization of the information in the Summary Term Sheet to clarify that the Offer to Exchange and the related Letter of Transmittal contain the full details of the Voluntary Exchange Offer. See Item 1, paragraph 1 of Amendment No 5.

Ms. Celeste M. Murphy	May 18, 2006

Q6.     How many restricted shares or RSUs will I receive in exchange for eligible options that I tender? Page 2

2.	Please explain the 25% reduction in your equation to be used for holders determining the number of restricted shares or RSUs they will receive upon tender of the eligible options. We note your disclosure on page 3. Please make corresponding changes at page 14.

Response:    The Company has amended the answer to Question 6 on pages 2 to 3 of the Offer to Exchange, and has made corresponding changes on page 14 of the Offer to Exchange, to explain this reduction more clearly. See Item 1, paragraph 2 of Amendment No. 5 and Item 2, paragraph 1 of Amendment No. 5.

Q9.     Why is CBS offering me restricted shares or RSUs whose value is only 75% of the value it attributed to my eligible options? Page 3

3.	Please explain how restricted shares and RSUs will continue to have some value, even if the trading price of the CBS Class B Common Stock declines, using percentage values and examples as appropriate.

Response:    The Company has revised the answer to Question 9 on page 3 of the Offer to Exchange, including by adding an example. See Item 1, paragraph 3 of Amendment No. 5.

Q11.    Why will the restricted shares or RSUs I receive in the Voluntary Exchange Offer be subject to vesting if the eligible options I tender are already fully vested? Page 4

4.	Please provide the basis for the conclusion by the CBS Board of Directors and its Compensation Committee that the objective of providing an incentive to eligible employees to remain employed with CBS and its subsidiaries is best served by making all restricted shares or RSUs awarded in the Voluntary Exchange Offer subject to a vesting requirement, even if the eligible options tendered are already fully vested.

Response:    The Company has revised the answer to Question 11 on page 4 of the Offer to Exchange to explain more fully the belief of the CBS Board of Directors and its Compensation Committee that making all restricted shares and RSUs subject to vesting will increase the likelihood that eligible employees who participate in the Voluntary Exchange Offer will remain employed with CBS and its employees through the applicable vesting dates. See Item 1, paragraph 4 of Amendment No. 5.

Q25.    When will the Voluntary Exchange Offer expire? Can it be extended, and if so, how will I be notified if it is extended? Page 8

5.	Explain the ‘‘operation of law’’ that will convert incentive stock options for tax purposes to non-qualified stock options and the economic effect of such conversion for the holders of these options. We note your disclosure on page 30 and believe that you should provide more detailed disclosure there.

Response:    The Company has revised the answer to Question 25 on page 8 of the Offer to Exchange to refer to the Treasury Department regulations that provide for this result. See Item 1, paragraph 6 of Amendment No. 5.

The Company has also revised the discussion at page 30 of the Offer to Exchange to provide greater detail of how the regulations operate. See Item 4, paragraph 10 of Amendment No. 5.

Conditions of the Offer, page 9

Ms. Celeste M. Murphy	May 18, 2006

6.	Three offer conditions include the trigger of changes in your prospects, which is vague. Please revise to specify or generally describe the prospects to which you refer so that security holders will have the ability to objectively determine whether the condition has been triggered.

Response:    The Company has revised all offer conditions to remove all references to changes in the Company's ‘‘prospects’’. See Item 4, paragraphs 2-6 of Amendment No. 5.

7.	Please specify ‘‘any significant decrease or increase in the market price of the shares of CBS Class B Common Stock.’’

Response:    The Company has revised the condition set forth in paragraph (c)(v) on page 21 so that it refers only to a specific increase (above $28.6741) or decrease (below $21.1939) in the market price of the CBS Class B Common Stock as of the Expiration Date. See Item 4, paragraph 7 of Amendment No. 5.

8.	In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. In the last paragraph in this section, the phrase ‘‘regardless of the circumstances giving rise to [the assertion of the condition]’’ implies that you may assert an offer condition even when the condition is ‘‘triggered’’ by your own action or inaction. Please revise in accordance with our position.

Response:    The Company has revised the second sentence of the first full paragraph on page 22 of the Offer to Exchange to clarify that it may not assert an offer condition, if the failure of the condition has been proximately caused by CBS’s action or failure to act. See Item 4, paragraph 8 of Amendment No 5.

9.	We note your statement on page 22, regarding the condition, that ‘‘[a]ny determination that CBS makes concerning the events described in this Section 6 will be final and binding upon all interested persons, including you.’’ Please revise this sentence to more precisely define its scope. It appears that your interpretation of the terms of the tender offer may not necessarily be final and binding on all persons. For example, while you may assert an offer condition when it is triggered, when parties contest asserted conditions, the judgments of courts of law are generally considered final and binding in such matters.

Response:    The Company has revised the first full paragraph on page 22 of the Offer to Exchange to clarify that decisions by a court of competent jurisdiction would supersede any determination by the Company. See Item 4, paragraph 9 of Amendment No. 5.

Extension of Voluntary Exchange Offer; Termination; Amendment, page 42

10.	We note your statement that you incorporate by reference ‘‘any additional documents that [you] may file with the SEC . . . between the date of this Offer to Exchange and the expiration of the Voluntary Exchange Offer.’’ Schedule TO does not permit ‘‘forward’’ incorporation. Accordingly, please amend your disclosure to state that you will amend the Schedule TO to specifically reference the periodic reports you wish to incorporate, as they are filed.

Response:    The Company has revised the Offer to Exchange to remove the incorporation by reference of subsequently filed documents. The Company has clarified that it will amend the Schedule TO to specifically reference documents filed with the SEC, as they are filed if it wishes to incorporate them into the Offer to Exchange. See Item 10, paragraph 1 of Amendment No 5.

Forward-Looking Statements, page 44

Ms. Celeste M. Murphy	May 18, 2006

11.	Your statement that you disclaim ‘‘any . . . obligation to update any forward-looking statement to reflect subsequent events or circumstances’’ appears to be inconsistent with Rule 13e-4(c)(3). Please revise accordingly.

Response:    The Company has revised the last sentence of the last paragraph in Section 18 of the Offer to Exchange (on page 43) to clarify that the Company does not disclaim an obligation to update information as may otherwise be required by law or by the rules and regulations promulgated by the SEC. See Item 11, paragraph 2 of Amendment No. 5.

Letter	of Transmittal

12.	We note your representation on page 4 that the shareholder has read and understands all of the terms of the tender offer. It is not appropriate to require security holders to attest to the fact that they ‘‘read’’ and ‘‘understand’’ the terms of the offer as such language effectively operates as a waiver of liability. Please delete this language.

Response:    The Company has amended the Form of Letter of Transmittal that does not require security holders to attest to the fact that they have ‘‘read’’ and ‘‘understood’’ the terms of the Voluntary Exchange Offer. See Item 12, paragraph 1 of Amendment No 5.

* * * * *

The Company acknowledges the Staff’s response protocol and has filed Amendment No. 5 as well as this response letter by way of EDGAR. The Company has directed me to acknowledge, on its behalf, that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, copies of Amendment No. 5 will be delivered to the Staff by courier, under separate cover, to the attention of Celeste M. Murphy, Esq. The Company acknowledges that the Staff may have additional comments after reviewing Amendment No. 5 and this letter.

In light of the type and amount of additional information in Amendment No. 5, the Company does not propose to print or mail a supplement to the Offer to Exchange.

The Company has noted the Staff’s contact information and wishes to thank these contacts for their assistance and prompt review of Amendment No. 5.

We appreciate your assistance in reviewing this response letter. Please direct questions or comments regarding this filing to me or my partner Christa A. D’Alimonte at (212) 848-4000.

Yours sincerely,

/s/ Linda E. Rappaport
Linda E. Rappaport

Enclosures

cc:	Louis J. Briskman, Esq. Angeline C. Straka, Esq. CBS Corporation Christa A. D’Alimonte, Esq. George Spera, Esq. Shearman & Sterling LLP